UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Commission File Number: 001-37361

Sina Corporation

(Registrant’s Name)

37F, Jin Mao Tower

88 Century Boulevard, Pudong

Shanghai 200121, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXECUTION OF DEFINITIVE AGREEMENTS FOR E-HOUSE GOING PRIVATE TRANSACTION

In connection with a revised proposal letter dated November 2, 2015 submitted to the board of directors of E-House (China) Holdings Limited (“E-House”), a company incorporated in the Cayman Islands and listed on the New York Stock Exchange, by the consortium consisting of Sina Corporation (“SINA” or the “Company”), Mr. Xin Zhou, co-chairman of the board of directors and chief executive officer of E-House, and Mr. Neil Nanpeng Shen, a member of the board of directors of E-House (collectively, the “Buyer Group”), E-House entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with E-House Holdings Ltd. (“Parent”) and E-House Merger Sub Ltd., a wholly-owned subsidiary of Parent, on April 15, 2016. Pursuant to the Merger Agreement, Parent will acquire E-House for a cash consideration equal to US$6.85 per ordinary share of E-House (each, a “Share”) or American depositary share of E-House, each American depositary share representing one Share (each, an “ADS”).

Concurrently with the execution of the Merger Agreement, SINA, among other members of the Buyer Group, entered into a series of agreements, including:

•                  a rollover agreement, pursuant to which the Shares held by SINA will be cancelled without any consideration or distribution therefor and SINA will subscribe for newly issued ordinary shares of Parent immediately prior to the merger;

•                  a voting agreement, pursuant to which SINA has agreed to vote all the Shares and ADSs held by it in favor of the authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the merger;

•                  an equity commitment letter, pursuant to which SINA has agreed to provide equity financing of approximately US$140 million to Parent to consummate the Merger and pay other fees and expenses related to the merger; and

•                  a limited guarantee in favor of E-House with respect to the payment obligations of Parent for the termination fee and other reimbursement, interest, indemnification and expense obligations of Parent under the Merger Agreement.

The Buyer Group intends to fund the merger through a combination of a committed loan facility from Shanghai Pudong Development Bank Co., Ltd., Nanhui Sub-Branch, and equity contributions from members of the Buyer Group. The merger is currently expected to close during the second half of 2016 subject to various closing conditions, including the E-House’s shareholder approval. If completed, the merger will result in E-House becoming a privately-held company and its ADSs will no longer be listed on the New York Stock Exchange.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION

Date: April 20, 2016	By:	/s/ Bonnie Yi Zhang
Bonnie Yi Zhang
Chief Financial Officer

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